NORTHERN ORION RESOURCES INC.

03045209

December 9, 2003

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

RECEIVED DEC 10 2003 181

Attention: Mary Cascio

Dear Sirs/Mesdames:

PROCESSED DEC 22 2003 THOMSON FINANCIAL

Re: **NORTHERN ORION RESOURCES INC.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

for Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION RESOURCES INC.**

Encl.

12/16

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN ORION RESOURCES INC.

United States SEC filing
December 9, 2003

Northern Orion Resources Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Correspondence with Securities Commissions

1. Third quarter report and MD&A for financial period ended September 30, 2003
2. Interim unaudited financial statements for financial period ended September 30, 2003
3. Confirmation of mailing of third quarter report and financials – dated November 20, 2003

B. Press Releases

1. Northern Orion Announces $11,136,000 Share of Gross Operating Cash Flow from Alumbrera in Third Quarter - dated November 20, 2003

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN ORION RESOURCES INC.
THIRD QUARTER REPORT
SEPTEMBER 30, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Company's unaudited consolidated financial statements and related notes thereto. All figures are in Canadian dollars unless otherwise noted.

Third Quarter Highlights:

- Northern Orion's share of sales at Alumbrera for the quarter was 19,700 ounces of gold and 13,298,600 pounds of copper
- Equity in earnings in the third quarter of Minera Alumbrera Ltd. of $3,913,000 ($0.04 per share (basic) and $0.02 per share (fully diluted)). Average realized copper price per pound was US$0.79, with total cash cost per pound of US$0.088, and average realized gold price per ounce was US$362
- Subsequent to September 30, 2003, the Company has been advised that its cash distribution from Alumbrera for the period from June 1, 2003, to November 30, 2003, is US$7,491,000 and will be received in November 2003

Overview

The consolidation of 100% of the Agua Rica project gives the Company ownership and control of an advanced copper-gold deposit. With the completion of the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera mine in Argentina, Northern Orion plans to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

In June 2003 the Company completed a name change from Northern Orion Explorations Ltd., to Northern Orion Resources Inc. ("Northern Orion") in conjunction with a share consolidation. The Company's shares were consolidated on a ten old for one new share basis, resulting in 22,860,092 post-consolidated common shares issued and outstanding. The Company's share capital was increased to 700,000,000 common shares subsequent to the consolidation.

Results of Operations

<u>Three months ended September 30, 2003, compared to three months ended September 30, 2002</u>

Northern Orion recorded earnings of $1,839,000 or $0.02 per share in the three months ended September 30, 2003 ("Quarter 2003"), compared to a loss of $693,000 or $0.04 per share in the three months ended September 30, 2002 ("Quarter 2002").

The Company has recorded equity in earnings of Alumbrera of $3,913,000 in Quarter 2003. There is no comparative income for Quarter 2002. The Company's share of earnings before depletion, depreciation, amortization and tax provision was $11,136,000 on sales of $21,690,000. Northern Orion's share of production from Alumbrera totalled 19,700 ounces of gold and 13,298,600 pounds of copper.

The average realized copper price per pound was US$0.79 with total cash costs of $0.088 per pound and the average realized gold price per ounce was US$362.

Professional and consulting costs increased from $253,000 in Quarter 2002 to $634,000 in Quarter 2003 related to the Alumbrera acquisition. Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs. Included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $121,000 in Quarter 2002 to $364,000 in Quarter 2003. Included in these fees are fees paid for administration, legal, accounting and fees paid for administration of certain Argentinean subsidiaries. Severance and restructuring costs decreased from $357,000 in Quarter 2002 to $nil in Quarter 2003, as the restructuring of the Company was completed in July 2002.

Stock option compensation of $1,060,000 was expensed in Quarter 2003. There was no comparative stock option compensation in Quarter 2002.

Interest and finance charges relating to the convertible debentures and long-term debt has been capitalized to the Agua Rica Property. Interest and finance charges of $348,000 relating to the Alumbrera transaction have been expensed in Quarter 2003 with no comparative expense in Quarter 2002.

Interest revenue of $42,000 was recorded in the three months Quarter 2003, compared to $nil in Quarter 2002.

Nine months ended September 30, 2003, compared to nine months ended September 30, 2002

Northern Orion recorded a loss of $1,527,000 or $0.04 per share in the nine months ended September 30, 2003 ("September 2003"), compared to a loss of $1,579,000 or $0.10 per share in the nine months ended September 30, 2002 ("September 2002").

The Company has recorded equity in earnings of Alumbrera of $4,317,000 in the nine months ended September 30, 2003. There is no comparative income for the nine-month period in fiscal 2002. These earnings are the Company's equity earnings for the period from June 24 2003, the date of acquisition of the Alumbrera Mine to September 30, 2003. The equity earnings are recorded on sales of $23,596,000 less production costs. Depreciation, depletion, amortization and income tax provision total $7,856,000.

The fair value of stock compensation expense of $3,667,000 is expensed in September 2003 with no comparative expense in September 2002. Stock compensation of $391,000 has been capitalized to the Agua Rica property and is included in geological expense. There was no comparable compensation in September 2002.

Professional and consulting increased from $426,000 in September 2002 to $1,601,000 in September 2003. Legal and accounting fees related to the special warrants financing and Alumbrera and Agua Rica acquisitions have been recorded as share issue costs or recorded as acquisition costs. Also included in professional and consulting costs are fees paid to external consultants as part of Northern Orion's review of potential mineral property acquisitions.

Office and administration fees increased from $631,000 in September 2002 to $807,000 in September 2003. Included in these fees are fees paid to management, legal, accounting and fees paid for management for the Argentinean subsidiaries. Severance and restructuring costs decreased from $533,000 in September 2002 with no comparative expense in September 2003, as the restructuring of the Company was completed in July 2002. During the nine months ended September 30, 2003, 30,000 stock options were granted to an investor relations firm.

The fair value of this compensation, using the Black-Scholes method, has been calculated at $20,000 and is included in stock option compensation.

Interest and finance charges on the convertible debentures and long-term debt relating to Agua Rica has been capitalized, and $348,000 is recorded as interest and finance expense for the acquisition of Alumbrera in September 2003, with no comparative expense in September 2002.

To date, Northern Orion has sold 259,000 of its holding of 300,000 common shares of International Barytex Resources Ltd. A gain of $46,000 was recorded in the nine months September 2003 with no comparative gain in September 2002.

Liquidity And Capital Resources

At September 30, 2003, Northern Orion had working capital of $6,998,000 (December 31, 2002 - $508,000) and cash and cash equivalents of $7,272,000 (December 31, 2002 - $539,000).

At September 30, 2003, total assets increased to $239,084,000 from $84,217,000 at December 31, 2002, primarily due to the June 24, 2003, acquisition of an indirect 12.5% interest in the Bajo de la Alumbrera mine in Argentina and the acquisition of the remaining 72% interest of the Agua Rica project previously held by BHP Billiton.

In 2003 Northern Orion successfully completed two significant acquisitions: the acquisition of a 12.5% indirect interest in the Bajo de la Alumbrera copper-gold mine ("Alumbrera") in Argentina and the acquisition and consolidation of the remaining 72% of the Agua Rica property, 34 km from Alumbrera. On April 3, 2003, Northern Orion entered into an agreement to acquire a 12.5% interest in the Alumbrera copper-gold mine in Argentina from Rio Algom Limited ("Rio Algom"), a wholly owned subsidiary of BHP Billiton Inc. ("BHP Billiton"). Of the total purchase price, Rio Algom deferred payment of US$25,000,000 until May 30, 2005, with the deferred amount bearing interest at LIBOR plus 2%. In addition, Rio Algom also agreed to defer payment of an additional US$5,000,000 by the Company, such amount bearing interest at LIBOR plus 5%. Pursuant to a cash distribution from Alumbrera in June, Northern Orion utilized US$3,600,000 of the balance available for deferral, after a cash distribution was received from Alumbrera of US$1,400,000 which was applied to the acquisition. The Alumbrera acquisition moves Northern Orion directly into the intermediate tier of copper and gold producers and is expected to provide cash flow to the Company for over eight years. The closing of the transaction on June 24, 2003, also will allow Northern Orion to accelerate its evaluation and development of the Agua Rica deposit, which is adjacent to Alumbrera.

The acquisition of Alumbrera was financed through the issuance of 81,040,308 special warrants at a unit price of $1.30 each, for gross proceeds of $105,352,000 and the issuance of two promissory notes, one in the amount of US$25,000,000 and a second promissory note of US$3,600,000. Interest on the loans is paid monthly with principal repayments due on May 30, 2005. A cash distribution of US$7,491,000, for the period from June 1, 2003, to November 30, 2003, is scheduled to be received by the Company pursuant to the Alumbrera shareholder agreement in November 2003.

On July 25, 2003, a final prospectus qualified the distribution of 81,040,308 common shares and 40,520,155 common share purchase warrants on conversion of the special warrants financing. Each whole warrant entitles the holder thereof to acquire one common share in the capital of the Company at a price of $2.00 per share until May 29, 2008. Trading in the warrants commenced on August 7, 2003, on the Toronto Stock Exchange under the symbol NNO.WT.

During the nine months ended September 30, 2003, Northern Orion granted 890,000 stock options at a price of $1.30; 150,000 stock options with an exercise price of $1.70; 130,000 stock

options at a price of $1.35 and 6,940,000 stock options at a price of $1.35, to directors, officers, consultants and investor relations' consultants, pursuant to the Company's stock option plan. The stock options expire on February 6, 2008, April 26, 2008, June 23, 2010, and June 16, 2010, respectively. The Company's stock option plan authorizes the issuance of up to 10,390,040 stock options of which 8,780,000 have been issued, and 1,610,040 remain available.

During the nine months ended September 30, 2003, 310,600 warrants were exercised at a price of $1.30 per share for proceeds of $404,000. Subsequent to September 30, 2003, 479,400 warrants were exercised at a price of $1.30 per common share, 1,000,000 warrants were exercised at a price of $2.00 per common share and 50,000 stock options were exercised at a price of $1.30 per common share. During the nine-month period, 148,148 common shares with a nominal value of $1.35 for a total of $200,000 were issued to two officers and directors of the Company for successful completion of the special warrant financing and the Alumbrera acquisition.

During the nine months ended September 30, 2003, a private placement of 3,495,000 units at $1.00 per unit and 505,000 units at $1.15 per unit for gross proceeds of $4,075,000 was completed in addition to the special warrants financing. Proceeds of the private placement were used for working capital and for the acquisition of the remaining 72% interest in the Agua Rica project from BHP Billiton. Each unit in the private placement was comprised of one common share and one share purchase warrant exercisable to acquire one common share, at a price of $1.30 per share until March 18, 2005.

In February 2003, Northern Orion entered into a binding agreement with BHP Billiton to consolidate ownership of 100% of the Agua Rica project. The transaction closed on May 8, 2003. The remaining 72% interest held by BHP Billiton was purchased by the Company for a total of US$12,600,000, with US$3,600,000 as an initial payment and a final payment of US$9,000,000 due on or before June 30, 2005. Details of the Agua Rica purchase and the related Endeavour Mining credit facility are described under Project Updates - Agua Rica.

Pursuant to an option agreement signed in September 2002, all of the expenses related to the Company's Cuban operations are to be the responsibility of Newport Explorations Ltd. ("Newport"). Pursuant to the agreement, Newport was to assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month. Currently the Company has $246,000 in accounts receivable from Newport relating to this transaction. The ability of Newport to pay the carrying costs is subject to financing and due to the uncertainty relating to the ability of Newport to fund the Cuban operations, the costs of operations for the third quarter of fiscal 2003 have not been recorded as a receivable from Newport. Northern Orion has been funding the costs of the Cuban operations and will be required to do so until Newport obtains financing for the Mantua project. If Newport is unable to obtain financing, the costs of the Mantua project will become the responsibility of the Company. If the property is returned to the Company, the status of the Mantua project will be reviewed.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion was unable to generate sources of internal cash flow from operations in the past. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from a former parent company and others and through joint venture agreements and through third party borrowings.

Northern Orion has sufficient working capital to maintain the Company including interest payment on the loans and notes outstanding. Cash flow received from Alumbrera may not be

sufficient to advance any of the Company's projects to the production stage or pay long-term debt in full.

Financial constraints on Northern Orion for the past four-year period had necessitated a significant reduction in the scale of all corporate activities. The completion of the Alumbrera acquisition, future cash flow from Alumbrera, and the special warrants financing should provide Northern Orion with sufficient working capital to initiate further work on the Agua Rica property and review other opportunities for possible accretive acquisition.

PROJECT UPDATES

Bajo de la Alumbrera

The Alumbrera Mine is a large-scale open pit gold-copper mine located in northwest Argentina at an elevation of 1,600 metres above sea level. It is located 34 kilometres west of Northern Orion's Agua Rica project. The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Originally designed for throughput of 80,000 tonnes per day, the mine produced 600,000 ounces of gold and 162,000 tonnes of copper in 2000 and approximately 580,000 ounces of gold and 170,000 tonnes of copper in 2001. Expansion programs completed in 2001 increased throughput to 100,000 tonnes per day and increased annual production to approximately 760,000 ounces of gold and 200,000 tonnes of copper in 2002. Alumbrera is one of the lowest cost producers of copper in the world, net of gold credits.

Agua Rica

The Agua Rica project was operated as a joint venture between BHP Billiton and Northern Orion until the acquisition by Northern Orion of the BHP Billiton 72% interest on May 8, 2003, and was the Company's primary asset until the acquisition of Alumbrera. Agua Rica is a world-class copper-gold-molybdenum porphyry deposit covering an area of about 13.5 square kilometres and is located in Catamarca Province, Argentina. The project is about 34 kilometres east of the Alumbrera copper-gold mine.

In the nine months ended September 30, 2003, Northern Orion has funded $1,313,000 in exploration and carrying costs on the Agua Rica property.

A US$3,000,000 convertible credit facility ("Loan") provided by Endeavour Mining Capital Corp. ("Endeavour Mining") was used to fund a portion of the initial payment made to BHP Billiton. The Loan was for a term of six months and carried interest at 10% per annum. The Loan could be converted at the option of Endeavour Mining prior to repayment or its initial maturity date of November 8, 2003, into common shares of the Company at a conversion price per share of $2.00. The Company repaid the loan in full from the special warrants financing. Endeavour Mining received commitment and drawdown fees totalling US$150,000 in cash and 300,000 share purchase warrants exercisable to acquire one common share of the Company for two years from the date of issue at $1.50 per share. The fair value of $239,000 of these warrants is included in the acquisition cost of the Agua Rica property.

Northern Orion has completed an independent review and National Instrument 43-101 evaluation of Agua Rica.

San Jorge Copper-Gold Project

The San Jorge deposit, 100% owned by Northern Orion, is located near Mendoza in Argentina. Northern Orion has evaluated, on a pre-feasibility basis, the potential for developing a solvent-extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics would be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. Northern Orion is reviewing its options with respect to this property including dispositions or other forms of joint venture.

Subsequent to September 30, 2003, Northern Orion entered into an agreement to sell its 100% interest in the San Jorge copper-gold project, subject to regulatory approval for US$200,000 and 81,875 common shares at a deemed price of $1.30 per share.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In September 2002, Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition is by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion.

Newport issued 400,000 common shares to Northern Orion as an option payment to enter into the agreement, which were received in December 2002 and have a value of $104,000. Of these shares, 200,000 are subject to the Miramar Proceeds and Royalty Interest (See Note 7 to interim financial statements). Northern Orion has agreed to transfer 200,000 common shares of Newport to Miramar Mining Corp. ("Miramar"), at a value of $52,000.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration, development and operation of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed its currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina had previously been fixed to the US dollar but was devalued in 2002. Increasing costs of labour, supplies and energy may affect planned operations in future years. The Company's long-term debt is denominated in US dollars, which may also affect the results of operations. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

The acquisition of the 12.5% stake in the Alumbrera mine should provide the Company with cash flow over the next 8 years. The acquisition of 100% of the Agua Rica project gives the Company ownership and control over a large and advanced-stage copper-gold deposit that could have synergies with Alumbrera.

Through the balance of 2003 and beyond, the Company will be building upon progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. With the expected cash flow from Alumbrera it is our belief that to achieve our goals, we must look to growth both by advancing our existing projects and by further acquisitions. Northern Orion will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow.

This Management's Discussion & Analysis contains certain forward-looking statement. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statement. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

November 20, 2003

David Cohen

President and Chief Executive Officer

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended September 30, 2003 and 2002
(Unaudited – prepared by management)

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars)
(Unaudited – prepared by management)

	September 30, 2003	December 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 7,272	$ 539
Marketable securities (Note 3)	64	142
Due from related parties (Note 10)	–	25
Taxes recoverable	329	89
Accounts receivable	289	141
Prepaid expenses	14	–
	7,968	936
Plant and equipment (Note 4(a))	2,192	2,187
Mineral property interests (Note 4(b)) (see schedule)	100,078	81,094
Equity investment in Minera Alumbrera Ltd. (Note 5)	128,846	–
	$ 239,084	$ 84,217
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 867	$ 428
Due to related parties (Note 10)	103	–
	970	428
Long-term debt (Note 6)	50,105	–
Provision for reclamation obligations	40	40
Future income taxes	24,485	24,485
	75,600	24,953
Shareholders' equity		
Share capital (Note 8)	251,651	158,635
Equity portion of convertible debt (Note 8(d)(i))	1,048	–
Warrants (Note 8(d))	7,625	–
Contributed surplus (Note 8(e))	4,173	115
Deficit	(101,013)	(99,486)
	163,484	59,264
	$ 239,084	$ 84,217

Continuing operations (Note 1)
Subsequent events (Note 11)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"David W. Cohen"
David W. Cohen
Director

"Stephen J. Wilkinson"
Stephen J. Wilkinson
Director

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Statements of Operations and Deficit
(Expressed in Thousands of Canadian Dollars, except per share amounts)
(Unaudited – prepared by management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Equity in earnings of Minera Alumbrera Ltd. (Note 5)	$ 3,913	$ –	$ 4,317	$ –
Expenses and other income				
Foreign exchange loss (gain)	(290)	22	(473)	(10)
Office and administration (Note 10)	364	121	807	631
Professional and consulting (Note 10)	634	253	1,601	426
Property costs	–	(60)	–	–
Severance, financing and restructuring costs	–	357	–	533
Stock option compensation	1,060	--	3,667	
Interest and finance expense	348	–	348	–
Interest and other income	(42)	–	(106)	(1)
Earnings (loss) for the period	1,839	(693)	(1,527)	(1,579)
Deficit, beginning of period	(102,852)	(98,380)	(99,486)	(97,494)
Deficit, end of period	$ (101,013)	$ (99,073)	$ (101,013)	$ (99,073)
Earnings (loss) per share - basic	$ 0.02	$ (0.04)	$ (0.04)	$ (0.12)
Earnings (loss) per share - diluted	$ 0.01	$ (0.04)	$ (0.04)	$ (0.12)
Weighted average number of shares outstanding – basic	79,449,429	17,419,723	40,611,810	13,706,956
Weighted average number of shares outstanding – fully diluted	135,818,982	17,419,723	40,611,810	13,706,956

See accompanying notes to consolidated financial statements.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Consolidated Statements of Cash Flows
(Expressed in Thousands of Canadian Dollars, except per share amounts)
(Unaudited – prepared by management)

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Cash provided by (used for):				
Operations:				
Earnings (loss) for the period	$ 1,839	$ (693)	$ (1,527)	$ (1,579)
Items not involving cash				
Gain on sale of shares	–	–	(46)	–
Equity in earnings of Minera Alumbrera Ltd.	(3,913)	–	(4,317)	–
Stock-based compensation	1,060	–	3,667	–
	(1,014)	(693)	(2,223)	(1,579)
Changes in non-cash operating working capital				
Accounts receivable	7	61	(148)	(7)
Taxes recoverable	(124)	–	(240)	–
Due to/from related parties	(1)	(4)	128	(88)
Prepaid expenses	14	(19)	(14)	(19)
Accounts payable and accrued liabilities	(3,493)	(389)	639	(31)
	(4,611)	(1,044)	(1,858)	(1,724)
Investments:				
Equity investment in Minera Alumbrera Ltd.	–	–	(85,605)	–
Acquisition of Agua Rica interest	–	–	(4,924)	–
Mineral property interests costs incurred	(722)	(71)	(1,201)	(193)
Proceeds on sale of marketable securities	–	–	124	–
Plant and equipment	–	–	(5)	–
	(722)	(71)	(91,611)	(193)
Financing:				
Convertible debenture	(1,123)	–	–	–
Warrants issued for cash, net of issue costs		–	7,386	–
Common shares issued for cash, net of issue costs	404	1,950	92,816	2,450
	(719)	1,950	100,202	2,450
Increase (decrease) in cash and cash equivalents during the period	(6,052)	835	6,733	533
Cash and cash equivalents, beginning of period	13,324	85	539	387
Cash and cash equivalents, end of period	$ 7,272	$ 920	$ 7,272	$ 920

Supplementary cash flow information (Note 9)

See accompanying notes to consolidated financial statements.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

1. Description of business and nature of operations:

Northern Orion Resources Inc. ("the Company") is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Cuba and Argentina.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production. Further, to improve mineral properties' viability requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Significant accounting policies:

(a) Basis of consolidation:

The unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as in the audited consolidated financial statements of the Company for the year ended December 31, 2002, except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principle for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statement and the notes below. These financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at September 30, 2003, include Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba and a 12.5% indirect equity interest in Minera Alumbrera Ltd. ("Alumbrera"), which holds the Bajo de la Alumbrera Mine in Argentina.

(b) Equity and other investments:

The Company's investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date.

3. Marketable securities:

	September 30, 2003		December 31, 2002	
	Carrying Value	Market Value	Carrying Value	Market Value
International Barytex Resources Ltd.	$ 12	$ 33	$ 90	$ 57
Newport Exploration Ltd.	52	56	52	64
	$ 64	$ 89	$142	$121

At September 30, 2003, the Company holds 41,000 (December 31, 2002 - 300,000) common shares of International Barytex Resources Ltd. ("Barytex") and 200,000 (December 31, 2002 – 200,000) common shares of Newport Exploration Ltd. ("Newport").

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4. Plant and equipment and mineral property interests:

(a) Plant and equipment:

		September 30, 2003	
	Cost	Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	114	107	7
	$10,059	$ 7,867	$ 2,192

		December 31, 2002	
	Cost	Accumulated Depreciation	Net Book Value
Mine plant and equipment, including capitalized interest	$ 9,945	$ 7,760	$ 2,185
Office and other equipment	121	119	2
	$10,066	$ 7,879	$ 2,187

Mine plant and equipment was placed on care and maintenance in March 2000 with the completion of the gold phase at Mantua. Depreciation of the plant and equipment has been discontinued pending commencement of the copper phase at Mantua.

(b) Mineral property interests:

(i) Agua Rica, Argentina

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was being explored by a joint venture between the Company (30%) and BHP Minerals International Exploration Inc. ("BHP") (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point on a continuing basis until funds were available to the Company to make further payments on the project. The dilution on the project to December 31, 2002, reduced the Company's interest in the project to a 28% interest (2001 – 29.12%). No interest was capitalized during fiscal 2002 on funds borrowed for exploration and development activities.

(ii) San Jorge, Argentina

The San Jorge project is located northwest of Mendoza in Argentina. The property consists of mining concessions and staked claims. The Company maintains an interest in the claims, but has previously written off all associated costs.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

4. Plant and equipment and mineral property interests (continued):

(b) Mineral property interests:

(iii) Mantua, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 until September 1999 when operations ceased. The Mantua project, 50% owned by the Company, is a copper deposit and is amenable to open pit mining and solvent extraction/electro winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. At September 30, 2003, subordinated debt of US$28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf. The net value assigned to this debt is included in mineral property interests.

During the year ended December 31, 2002, the Company entered into an option agreement (the "Option Agreement") with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company. Newport issued 400,000 common shares to enter into the Option Agreement, 200,000 of which are subject to the net proceeds and royalty agreement with Miramar (note 8). Newport will assume and pay carrying costs relating to the Company's operating costs in Cuba up to a maximum of US$20 per month and will complete a program, to a maximum of US$750, of sampling suitable for metallurgical test work within 12 months from approval of the acquisition in order to complete a bankable feasibility study.

The Company and Newport agreed on the following terms with respect to the financing that will be required to place the Mantua project into commercial production:

(A) Should the Company identify, negotiate and secure a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company in consideration. In this case, Newport will assume US$20,000 of the US$28,000 subordinated debt owing to the Company by Geominera, leaving the Company with US$8,000 of the subordinated debt;

(B) Should Newport identify, negotiate and secure project financing for commercial production on its own account, Newport would only assume US$14,000 of the subordinated debt owing to the Company by Geominera, leaving the Company with the remaining US$14,000 subordinated debt; and

(C) All costs incurred by the Company and/or Newport in negotiating and settling such financing as described above will be a charge to Mantua.

Upon fully exercising the option over the shares in Mantua, Newport agrees to assume the obligations of the Proceeds Interest (note 7) with respect to the Mantua project.

5. Equity investment in Minera Alumbrera Ltd.:

The acquisition of the 12.5% interest in the Bajo de la Alumb rera Mine, held by Minera Alumbrera Ltd. ("Alumbrera"), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003. On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. ("Rio Algom"), a subsidiary of BHP Billiton Ltd., ("BHP") and Wheaton River Minerals Ltd. ("WRM") to acquire BHP's 25% interest in Alumbrera for a total price of US$180,000. The Company paid US$90,000 for its 12.5% indirect interest in Alumbrera, of which US$28,600 has been deferred by the vendor until May 30, 2005. US$25,000 of this loan bears interest at the rate of 3 month LIBOR plus 2% and any amounts due in excess of US$25,000 bear interest at the rate of 3 month LIBOR plus 5%. In case of default, the rate will be 3 month LIBOR plus 10%. The total purchase price was US$90,000, or $122,522 plus acquisition costs of $3,914. The excess of the carrying value over the purchase price of the net assets of $7,000 was attributed to mineral properties.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera and a consortium of commercial banks that was originally signed on February 26, 1997. The remaining balance outstanding at September 30, 2003, is $38,924, of which $nil is current. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera's assets. The project debt is non-recourse to the Company.

The allocation of the purchase price in thousands of Canadian dollars is summarized below:

Purchase price	
Cash	$ 81,662
Loans from vendor	40,860
Acquisition costs	3,914
	126,436
Net assets acquired	
Cash	9,574
Appropriated cash	3,975
Non-cash working capital	6,295
Property, plant and equipment	119,042
Other	26,540
Provision for reclamation and closure	(1,828)
Future income tax liabilities	(14,886)
Non-current portion of long-term debt	(22,276)
	126,436
Equity investment in Minera Alumbrera	
Purchase price	126,436
Equity in earnings	4,317
Cash distribution received	(1,907)
	$128,846

(Expressed in Thousands of Canadian Dollars, except per share amounts)

6. Long-term debt:

	September 30, 2003	December 31, 2002
Agua Rica		
Payable to BHP Billiton (a)	$11,485	$ –
Alumbrera		
Payable to Rio Algom Limited at LIBOR plus 2% (b)	33,760	–
Payable to Rio Algom Limited at LIBOR plus 5% (b)	4,860	–
	50,105	–
Less: current portion	–	–
	$50,105	$ –

(a) Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP to purchase BHP's approximate 72% interest in the Agua Rica project for consideration of US$12,600 of which BHP has agreed to defer US$9,000 (the "Deferred Payment") (Cdn$11,474) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. Imputed interest of $841 will be amortized over the term of the loan. The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

(b) Bajo de la Alumbrera

On June 24, 2003, the Company completed its acquisition of a 12.5% indirect interest in Alumbrera (Note 5). Rio Algom has deferred payment of US$28,600 (Cdn$38,620) of the purchase price until May 30, 2005. The first US$25,000 (Cdn$33,760) deferred payment bears interest of LIBOR plus 2%. The balance of the deferred amount of US$3,600 (Cdn$4,860) bears interest of LIBOR plus 5%. Interest is paid monthly with the principal payments due on May 30, 2005.

7. Royalty and net proceeds interest payable:

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation ("Miramar"). Under the agreement, the Company also issued a royalty and net proceeds interest ("Proceeds Interest") entitling Miramar to receive (a) the economic equivalent of a 2.5% net smelter returns royalty on all production from Company's mining properties, (b) 50% of the net proceeds of disposition of any interest in the Agua Rica project until the Proceeds Interest is repaid and (c) 50% of the net proceeds of disposition of any interest in the Mantua Project is also payable to Miramar, with a maximum amount payable of $15,000. The Proceeds Interest balance payable is $14,948.

8. Share capital:

Authorized:

700,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(Expressed in Thousands of Canadian Dollars, except per share amounts)

8. Share capital (continued):

(a) Issued and fully paid:

	Number of Shares	Amount
Balance, December 31, 2001	11,387,022	$149,274
Shares issued for cash:		
Private placement, less share issue costs	833,333	470
Private placement, less share issue costs	2,000,000	1,946
Shares issued for other:		
Costs on issue of common shares	30,000	30
Conversion of promissory notes	4,609,737	6,915
Balance, December 31, 2002	18,860,092	158,635
Shares is sued for cash		
Private placement, less share issue costs	4,000,000	3,782
Common shares issued, less share issue costs (Note 8(c))	81,040,308	88,630
Stock–based compensation	148,148	200
Warrants exercised for cash	310,600	404
Balance, September 30, 2003	104,359,148	$251,651

(b) Share consolidation and name change:

On June 16, 2003, the name of the Company was changed to Northern Orion Resources Inc. The Company's shares were consolidated on ten old for one new share basis, leaving 22,860,092 post-consolidated shares issued and outstanding. The Company's share capital was increased to 700,000,000 common shares subsequent to the consolidation.

(c) Special warrants:

During the nine months ended September 30, 2003, the Company completed a private placement for the sale of 81,040,308 special warrants at $1.30 per unit. Each unit, priced at $1.30, consisted of one common share and one half-warrant, each full warrant entitling the holder to purchase one additional share of the Company at a price of $2.00 per share until May 29, 2008. On July 25, 2003, the Company received a final receipt for a prospectus qualifying the distribution of 81,040,308 common shares and 40,520,155 common share purchase warrants upon the exercise of the 81,040,308 special warrants. The gross proceeds from the special warrants were allocated as to $1.17 for the common share and $0.13 for the warrant. Share issue costs relating to the warrants and the common shares were also allocated in the same proportion.

(d) Warrants:

(i) On February 17, 2003, the Company entered into a commitment letter and subsequently entered into a credit agreement dated for reference April 22, 2003, in connection with the acquisition of the BHP Billiton interest in the Agua Rica project (Note 4), with Endeavour Mining Capital Corp. ("Endeavour Mining") whereby Endeavour Mining agreed to provide a convertible loan (the "Loan") of US$3,000 to fund a portion of the initial payment required to be made to BHP Billiton. The Loan was for a term of six months with an interest rate of 10% per annum. The Company provided a loan guarantee to Endeavour Mining as well as a pledge of its 28% holdings in the Agua Rica project. Pursuant to the commitment letter, the Company issued to Endeavour Mining 300,000 warrants of the Company exercisable at a price of $1.50 to acquire one common share for two years from the date of issue. The fair value of these warrants of $239 is included in the acquisition costs of Agua Rica and in shareholders' equity. Endeavour Mining received commitment and drawdown fees totalling US$150 for entering into these arrangements. The Company repaid US$2,000 on June 24, 2003, and the balance of US$1,000 was repaid on September 5, 2003.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

8. Share capital (continued):

(d) Warrants (continued):

(ii) Pursuant to the conversion of the special warrants to common shares and share purchase warrants 40,520,155 share purchase warrants commenced trading on the Toronto Stock Exchange. At September 30, 2003, the warrants are outstanding.

As at September 30, 2003, the following non-trading share purchase warrants issued in connection with financings made by private placements were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$2.00	December 31, 2003
50,000	$0.75	March 28, 2004
30,000	$1.10	July 23, 2004
2,000,000	$1.30	August 2, 2004
3,689,400	$1.30	March 18, 2005
100,000	$1.50	April 23, 2005
200,000	$1.50	May 8, 2005
7,069,400		

(e) Stock options:

At September 30, 2003, the maximum aggregate number of common shares reserved for issuance pursuant to the plan is 8,780,000 common shares. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment. The stock option plan includes share appreciation rights providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated. The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 10,390,040 stock options.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized for the nine months ended September 30, 2003, was $312. Employee stock-based compensation for the nine months ended September 30, 2003, was $3,667. The cumulative compensation expense recorded as contributed surplus is $4,173.

(Expressed in Thousands of Canadian Dollars, except per share amounts)

8. Share capital (continued):

(e) Stock options (continued):

A summary of the changes in stock options for the periods ended September 30, 2003 and December 31, 2002 is presented below.

	Shares	Weighted Average Exercise Price
Balance, December 31, 2001	7,550,000	$0.15
Cancelled, forfeited and expired	(850,000)	$0.15
Balance, December 31, 2002	6,700,000	$0.15
Granted	10,400,000	$0.14
	17,100,000	$0.14
Consolidation, 1 new share for 10 old shares	(15,390,000)	$1.40
	1,710,000	$1.41
Granted	7,070,000	$1.35
Balance, September 30, 2003	8,780,000	$1.36
Available for exercise, September 30, 2003	3,985,000	$1.37

The following table summarizes information about the stock options outstanding at September 30, 2003:

Exercise Price	Number Outstanding at September 30, 2003	Number Exercisable at September 30, 2003	Weighted Average Remaining Contractual Life
$1.50	670,000	600,000	2.84 years
$1.30	890,000	890,000	4.35 years
$1.70	150,000	150,000	4.63 years
$1.35	7,070,000	2,345,000	6.76 years

9. Supplementary cash flow information:

	Three months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2003	Nine months ended September 30, 2002
Non-cash transactions				
Interest capitalization to mineral property interests	$ –	$ 252	$ –	$ 153
Stock compensation included in mineral property interests	–	–	391	–
Equity portion of convertible debt included in Agua Rica acquisition	–	–	1,048	–
Fair value of warrants issued on Agua Rica financing included in Agua Rica acquisition	–	–	239	–
Long-term debt incurred in Agua Rica acquisition	–	–	11,485	–
Long-term debt incurred in equity investment in Minera Alumbrera Ltd.	–	–	38,924	–
Financing costs	(240)	30	–	30
Promissory notes to equity	–	6,915	–	6,915
Shares issued for debt	–	90	–	90

(Expressed in Thousands of Canadian Dollars, except per share amounts)

10. Related party transactions and balances:

		Nine months ended,		
Services rendered:		**September 30, 2003**		**September 30, 2002**
Management fees and expenses (a)	$	536	$	496
Legal fees		285		84
Administration fees (c)		169		152

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company paid management fees and expenses to three private companies controlled by three officers and directors of the Company. At September 30, 2003, $38 (June 30, 2003, $233; December 31, 2002 – $3) was payable to these companies.

(b) The Company paid administrative expenses to a private company with a director and an officer in common with the Company. This private company provides office services and other administrative services on a full cost recovery basis. At September 30, 2003, $2 was receivable (June 30, 2003, $23 was payable; December 31, 2002 - $37 was receivable) from this company.

(c) The Company paid legal fees to a law firm of which two officers are partners. At September 30, 2003, $67 (June 30, 2003, $40; December 31, 2002 - $6) was payable to this firm.

(d) During the nine months ended September 30, 2003, a director and officer of the Company was appointed a director of Newport (note 4(b)(iii)). At September 30, 2003, the Company has a receivable of $246 from Newport pursuant to the terms of the option agreement, for costs incurred to June 30, 2003. The Company has not accrued costs receivable from Newport for the three months ended September 30, 2003, as no funds have been received from Newport to date, and it is uncertain as to whether Newport will continue with the option agreement. The Company continues to fund the Mantua project (See Note 4(b)(iii)).

All related party transactions were recorded at the exchange amounts which are measured at fair value. The balances payable noted above are payable on demand without interest.

11. Subsequent events:

Subsequent to September 30, 2003:

(a) The Company has entered into an agreement to sell 100% of the San Jorge copper-gold property, subject to regulatory approval for US$200 and 81,875 common shares at a deemed price of $1.30 per share.

(b) 479,400 common share purchase warrants were exercised at a price of $1.30 per common share, 1,000,000 common share purchase warrants were exercised at a price of $2.00 per common share and 50,000 stock options were exercised at a price of $1.30 per common share.

(c) Notification has been received that the Company's distribution from Alumbrera of US$7,491 for the period from June 1, 2003, to November 30, 2003, is to be received by the Company on November 28, 2003.

NORTHERN ORION RESOURCES INC.
(formerly Northern Orion Explorations Ltd.)
Schedule of Mineral Property Interests
(Expressed in Thousands of Canadian Dollars)
(Unaudited – prepared by management)

	September 30, 2003	December 31, 2002
Minera Mantua Project (Cuba)		
Balance, beginning of period	$ 24,790	$ 24,720
Incurred during the period		
Site maintenance	39	70
Balance, end of period	24,829	24,790
Agua Rica Project (Argentina)		
Balance, beginning of period	74,291	74,505
Incurred during the period (recovered)		
Acquisition costs	17,632	–
Environmental and community	12	–
Geological	558	–
Property taxes	71	–
Legal and title work	39	–
Site activities	161	–
Finance costs	472	(214)
Balance, end of period	93,236	74,291
	118,065	99,081
Net Proceeds Interest	(17,987)	(17,987)
Mineral Property Interests	$ 100,078	$ 81,094

NORTHERN ORION RESOURCES INC.

November 20, 2003

To: All Canadian Securities Commissions and Agencies

Dear Sirs:

Re: Quarterly Report for the Period Ended September 30, 2003

Today, Northern Orion Resources Inc. (the "Company") mailed the following material to shareholders appearing on the Company's supplemental mailing list:

1. Consolidated Financial Statements for the period ended September 30, 2003; and
2. Third Quarter Report with Management Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2003.

Sincerely,

"Rodrigo A. Romo"

Rodrigo A. Romo
Legal Assistant
for NORTHERN ORION RESOURCES INC.

cc: United States Securities and Exchange Commission
cc: TSX

Suite 1400, 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
Tel: 604.687.4622 Fax: 604.687.4212 www.northernorion.com

NORTHERN ORION RESOURCES INC.

Suite 250, 1075 West Georgia Street,
Vancouver, B.C., Canada V6E 3C9
www.northernorion.com

Thursday, November 20th, 2003 **NEWS RELEASE** NNO – TSX

NORTHERN ORION ANNOUNCES $11,136,000 SHARE OF GROSS OPERATING CASH FLOW FROM ALUMBRERA IN THIRD QUARTER

Northern Orion Resources Inc. (the "Company") is pleased to announce results its first quarter of full operational contribution from its 12.5% interest in the Bajo de la Alumbrera ("Alumbrera") copper and gold mine in Argentina. From July 1, 2003 to September 30, 2003 the highlights of the Company's third quarter financials are:

- Attributable share of operating cash flow (before interest, depletion, depreciation, amortization and tax) from Alumbrera of $11,136,000 on sales of $21,690,000, compared with zero in the same period a year ago.
- Attributable share of production from Alumbrera totaled 13,298,600 pounds of copper and 19,700 ounces of gold, up from zero in the same period last year.
- Total cash cost (net of gold byproducts) of US$0.088 per pound of copper with average realized prices for copper and gold of US$0.79 per pound and $362 per ounce respectively.
- Subsequent to the quarter end, the Company was advised that its net cash distribution from Alumbrera for the period from June 1, 2003 to November 30, 2003 is US$7,491,000 and will be received at the end of November 2003.

The Company's interest in Alumbrera has contributed $3,913,000 or $0.04 per share towards earnings in the three months ended September 30, 2003 ("Quarter 2003"). There is no comparative income for the three months ended September 30, 2002 ("Quarter 2002"). The Company recorded earnings of $1,839,000 or $0.02 per share in Quarter 2003, compared to a loss of $693,000 or ($0.04) per share in Quarter 2002.

"This dramatic turn around in the financial position of Northern Orion clearly supports the acquisitions that we have made in 2003. Alumbrera is demonstrably one of the most profitable mines in the world and we are very pleased with its ongoing operational performance." commented David Cohen, President and CEO of NNO. "We will apply a portion of the cash received from Alumbrera to reduce our outstanding debt and advance the development of Agua Rica".

Northern Orion is a mid-tier copper and gold producer with significant projected cash flow. With its low operating costs and mature operation, Alumbrera should provide cash flow to the Company over the next ten years which could be applied to bringing Agua Rica into production without further equity dilution at current commodity prices.

"David Cohen"
David Cohen, President and CEO

-30-

For more information contact:

INVESTOR RELATIONS
Vanguard Shareholder Solutions Inc.
Tel: 1-866-608-9970
Email: info@northernorion.com